# HICH MN, Inc.

Audited Financial Statements &
Independent Auditor's Report
As of December 31, 2023

**HICH MN, INC.**

**INDEX TO THE FINANCIAL STATEMENTS**

Integrität
Audit, Accounting & Advisory, LLC

1825 NW Corporate Blvd, Suite 110, Boca Raton, FL 33431
**Office:** 561-210-7284 | **Fax:** 561-325-8205
**Email:** info@integritatcpa.com | **Website:** www.integritatcpa.com

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Board of Directors and Stockholders
Hich MN, Inc

**Opinion on the Financial Statements**

We have audited the accompanying balance sheet of Hich.mn inc. ("the Company", "HMN") as of the years end December 31, 2023, and the related consolidated statements of operations, changes in stockholders' deficit, and cash flows for the years end, December 31, 2023, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of the years end December 31, 2023, and the results of its operations and its cash flows for the years end December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

**Going Concern Uncertainty**

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company's losses from operations and accumulated deficit raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America (GAAS). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

**/S/ INTEGRITAT CPA (PCAOB ID 6624)**

We have served as the Company's auditor since 2024.

Boca Raton, Florida

August 23, 2024

**Hich MN, Inc.**
**Balance Sheets**
**As of December 31, 2023**

**ASSETS**

| | | |
|---|---|---|
| **Current assets** | | |
| Cash | $ | 11,841 |
| **Total current assets** | | **11,841** |
| **Total Assets** | **$** | **11,841** |

**LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)**

| | | |
|---|---|---|
| **Total Liabilities** | **$** | **-** |
| **Commitments and contingencies** | $ | - |
| **Stockholders' (deficit) equity** | | |
| Common stock par value per share $0.01 , 200 shares authorized, 200 shares issued and outstanding on December 31, 2023. | | 2 |
| Additional paid in capital | | 50,748 |
| Accumulated deficit | | (38,909) |
| **Total stockholders' equity (deficit)** | **$** | **11,841** |
| **Total Liabilities and Stockholders' Equity (Deficit)** | **$** | **11,841** |

See "Note 1 Organization and Nature of Operations" The Company was incorporated on August 25, 2020, and began operations in October 2023, therefore has no prior year balances to report.

The accompanying notes are an integral part of these financial statements.

**Hich MN, Inc.**
**Statement of Operations**
**For the year ended December 31, 2023**

| | | |
|---|---|---|
| **REVENUES** | **$** | **-** |
| | | |
| **OPERATING EXPENSES:** | | |
| General and administrative expenses | $ | 19,908 |
| Professional fees | | 17,328 |
| Rent expense | | 1,482 |
| Advertising | | 191 |
| **Total operating expenses** | | **38,909** |
| | | |
| **Net loss from operations** | | **(38,909)** |
| | | |
| **OTHER (INCOME) EXPENSE** | | |
| Interest income | $ | - |
| Interest expense | | - |
| Reserve for bad debt | | - |
| **Total other (income) expense** | | **-** |
| | | |
| Net loss before income taxes | | (38,909) |
| Income taxes | | - |
| | | |
| **Net loss** | **$** | **(38,909)** |
| | | |
| Net loss per weighted average common share | $ | (194.55) |
| | | |
| Number of weighted average common shares outstanding * | | 200 |

* Weighted average shares retrospectively reported as though outstanding from January 1, 2023, due to the reverse recapitalization which occur on May 10, 2024, see "Note 3. Summary of Signifcant Accounting Policies - Basic and diluted earnings per share"

See "Note 1 Organization and Nature of Operations" The Company was incorporated on August 25, 2020, and began operations in October 2023, therefore has no prior year balances to report.

The accompanying notes are an integral part of these financial statements.

**Hich MN, Inc**
**Statement of Stockholders' Equity (Deficit)**
**For the year ended December 31, 2023**

| | Number of Common Shares | Common Stock Par Value $0.01 | Additional Paid In Capital | Accumulated Deficit | Total Stockholders' Equity (Deficit) |
|---|---|---|---|---|---|
| **Balance, December 31, 2022** | - | $ - | $ - | $ - | $ - |
| Founding shares issued | 200 | $ 2 | $ (2) | | |
| Capital contribution | - | | $ 80,750 | | 80,750 |
| Capital distribution | - | | $ (30,000) | | (30,000) |
| **Net loss** | | | - | (38,909) | (38,909) |
| **Balance, December 31, 2023** | 200 | $ 2 | $ 50,748 | $ (38,909) | $ 11,841 |

See "Note 1 Organization and Nature of Operations" The Company was incorporated on August 25, 2020, and began operations in October 2023, therefore has no prior year balances to report.

The accompanying notes are an integral part of these financial statements

**Hich MN, Inc.**
**Statement of Cash Flows**
**For the year ended December 31, 2023**

| | | |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net loss | $ | (38,909) |
| **Changes in operating assets and liabilities** | | |
| **(Increase) decrease in assets:** | | |
| **Increase (decrease) in liabilities:** | | |
| **Net cash used in operating activities** | $ | (38,909) |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | $ | - |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | |
| Capital contributions | $ | 80,750 |
| Capital distribution | $ | (30,000) |
| **Net cash provided by financing activities** | $ | 50,750 |
| **Net increase (decrease) in cash** | | 11,841 |
| **CASH, beginning of period** | | - |
| **CASH, end of period** | $ | 11,841 |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:** | | |
| **Cash paid for:** | | |
| Interest | $ | - |
| Taxes | $ | - |
| **SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:** | | |
| Founding shares issued for no consideration | $ | 2 |

See "Note 1 Organization and Nature of Operations" The Company was incorporated on August 25, 2020, and began operations in October 2023, therefore has no prior year balances to report.

The accompanying notes are an integral part of these financial statements.

**Hich MN Inc.**
**Notes to the Financial Statements**
**(Expressed in U.S. dollars)**
**For the year ended December 31, 2023**

## NOTE 1. ORGANIZATION AND NATURE OF OPERATIONS

Hich,MN.Inc ("HMN", "the Company") was incorporated on August 25, 2020, under the name of North American Holdings Inc. and filed an amendment to its articles of incorporation on October 12, 2023, changing its name to Hich.MN.Inc. HMN has no subsidiaries nor has it begun to generate revenues. HMN developed a ride sharing platform and business model. Costs incurred to develop the software were not capitalized and though HMN has full intellectual know-how and rights to this software, no amount is reported in the books to represent its value. The software is determined to be technologically feasible. HMN intends to place the platform in service to generate revenue through ride-hailing apps which will offer an innovative alternative to taxis and traditional private transportation services permitting riders and drivers equitable earning opportunities. Subject to certain restrictions and limitations, the Company's corporate officers act as key personnel and are responsible for managing the Company's affairs on a day-to-day basis. Though formed in 2020 HMN only began operations and incurred expenses in October 2023.

The Company has not begun generating revenues.

***Organizational and Offering Costs***

Organizational and offering costs of the Company are initially being paid by key personnel on behalf of the Company and are considered contributed capital if there is no obligation to repay or a related party debt if there is an obligation to repay. These organizational and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering, and the distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, Internet and other telecommunications costs, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants' and attorneys' fees.

The Company's head office is located at 3800 American Blvd, West, Minneapolis MN 55431, United States of America.

It has elected a fiscal year-end is December 31.

## NOTE 2. GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has not yet generated revenues. These conditions raise substantial doubt about its ability to continue as a going concern for a period of twelve months from the issuance date of this report. During the year ended December 31, 2023, the Company incurred losses of $38,909 and has negative cash flows from operating activities of $38,909. However, the Company intends to file with the SEC for a Regulation A offering which allows it to raise capital of up to $75 million from the issuances of 7.5 million shares.

No assurances can be given that the Company will achieve success without seeking additional financing. There also can be no assurances that filing a Form 1-A will result in additional financing or that any additional financing required can be obtained or obtained on reasonable terms acceptable to the Company. These financial statements do not include adjustments related to the recoverability and classifications of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

## NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Basis of presentation***

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America or ("U.S. GAAP") as found in the Accounting Standards Codification ("ASC"), the Accounting Standards Update("ASU") of the Financial Accounting Standards Board ("FASB") and are expressed in US Dollars. Significant accounting policies applicable to the Company are summarized as follows:

***Use of estimates***

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

***Cash and cash equivalents***

For purposes of reporting within the statement of cash flows, the Company considers all cash on hand, cash accounts not subject to withdrawal restrictions or penalties, and all highly liquid securities purchased with a maturity of 90 days or less to be cash and cash equivalents. The Company had $11,841 on account on December 31, 2023.

***Related party disclosures***

Under ASC 850 "Related Party Transactions" an entity or person is considered to be a "related party" if it has control, significant influence or is a key member of management personnel. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. The Company, in accordance with the standard ASC 850 presents disclosures about related party transactions and outstanding balances with related parties, as applicable.

***Fair value of financial instruments***

In accordance with ASC 820 'Fair Value Measurement" the Company categorizes financial instruments in a 'fair value hierarchy'. The hierarchy categorizes the inputs used in valuation techniques into three levels. The hierarchy gives the highest priority to (unadjusted) quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The following are the three categories related to the fair value measurement of such assets or liabilities:

- Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the Company can access at the measurement date, it holds a position in a single asset or liability and the asset or liability is traded in an active market.

- Level 2 inputs are inputs other than quoted market prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Inputs are derived principally from or corroborated by observable market data by correlation or other means ('market-corroborated inputs').

**NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

***Fair value of financial instruments (continued)***

- Level 3 inputs are unobservable for the asset or liability. An entity develops unobservable inputs using the best information available in the circumstances, which might include the entity's own data, taking into account all information about market participant assumptions that is reasonably available.

The Company has no financial instruments requiring hierarchy classification and disclosure.

***Income taxes***

The Company has elected to be treated under Subchapter S of the Internal Revenue Code and as a result, do not incur income taxes, earnings and losses are included in the personal tax return of the shareholder and taxed depending on his personal tax position. Therefore, the financial statements do not reflect a provision for income taxes.

***Share capital***

In accordance with ASC 505 “Equity” the Company considers an equity instrument to be any contract that evidences a residual interest in the assets of an entity after deducting all its liabilities. The Company’s common shares are classified as equity instruments. Incremental costs directly attributable to the issuance of new shares are recognized in equity as a reduction from the gross proceeds received from the issued shares. Share capital is reported on the balance sheet and statement of changes in shareholder’s equity.

***Basic and diluted earnings per share***

Under ASC 260-10-55 “Earnings Per Share,” the Company presents basic and diluted earnings (loss) per-share (“EPS”) amounts on the face of the statements of operations. Basic EPS is computed by dividing income (loss) available to common stockholders (the numerator) by the weighted-average number of common shares outstanding (the denominator) during the period. Shares issued during the period and shares reacquired during the period are weighted for the portion of the period they were outstanding. The computation of diluted EPS is similar to the computation of basic EPS except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. There were no potentially dilutive securities outstanding on December 31, 2023, as no instruments were issued and outstanding that were convertible or exercisable into common shares.

**(Expressed in U.S. dollars)**

**NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

***Basic and diluted earnings per share (continued)***

If the number of common shares outstanding increases as a result of a stock dividend or stock split or decreases as a result of a reverse stock split or recapitalization, the reporting entity should adjust the computations of basic and diluted EPS retroactively for all periods presented to reflect that change in capital structure. If changes in common stock resulting from stock dividends, stock splits, reverse stock splits or recapitalization occur after the close of the period but either (1) before issuance of the financial statements, or (2) before the effective date of the registration statement, whichever is later, as applicable, the per-share computations for those and any prior period financial statements presented should be based on the new number of shares. If per-share computations reflect such changes in the number of shares, ASC 260-10-55 requires disclosure of those changes, including the retroactive treatment, explanation of the change made, and the date the change became effective.

See "Subsequent Event Note 8", during 2024 the Company entered into a reverse merger agreement with HICH, Inc ("HICH") whereby all shares were transferred to various shareholders who transferred them to HICH to affect a reverse recapitalization. The recapitalization requires the subsequent issuance of shares to be retrospectively reported in determining EPS as if they were outstanding from the beginning of the earliest period reported. Therefore, the weighted average shares used in reporting EPS on the statement of operations is 200 shares.

***Recently issued accounting standards***

The Company has considered recent accounting pronouncements during the preparation of these financial statements.

ASU 2022-01 "Derivatives and Hedging (Topic 815): Fair Value Hedging -- Portfolio Layer Method". Effective for public companies for fiscal years beginning after 15 December 2022, including interim periods within those fiscal years.

ASU 2021-08. "Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers" "effective for public companies for fiscal years beginning after 15 December 2022, including interim periods within those fiscal years. ASU 2023-04. "Liabilities (Topic 405): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 121", Effective upon the issuance date, July 14, 2023.

On November 15, 2019, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2019-10, which delayed the effective date for the current expected credit loss (CECL) standard, ASU 2016-13. The ASU extends the effective dates of CECL for smaller public business entities and nonpublic business entities.

The FASB pushed back the effective date of CECL from January 2021 to January 2023 for smaller reporting companies as defined by the Securities and Exchange Commission (SEC) and for the calendar year ended 2024 for nonpublic companies.

The current expected credit loss (CECL) model under Accounting Standards Update (ASU) 2016-13 aims to simplify US GAAP and provide for more timely recognition of credit losses. the Company has no balances requiring this credit loss assessment at December 31, 2023. Management adopted CECL in 2024.

**(Expressed in U.S. dollars)**

**NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

***Recently issued accounting standards (continued)***

Management has evaluated other recently issued accounting pronouncements and does not believe that any of these pronouncements will have a significant impact on our financial statements and related disclosures.

**NOTE 4. CONCENTRATION AND CREDIT RISK**

Financial instruments, which are potentially subject to credit risk, consist principally of cash. Cash deposits are maintained with a financial institution in the USA that is credit worthy. The Company maintains all cash with a bank insured up to $250,000 by the Federal Deposit Insurance Corporation. The Company at inception adopted a policy to closely monitor economic and regulatory conditions as it relates to federally uninsured balances, to promptly mitigate risks. No deposits were held with a financial institution in excess of federally insured limits on December 31, 2023, and during the reporting periods. During 2023, the Company's only source of capital to initiate and sustain operations comes from its sole shareholder.

**NOTE 5. COMMITMENTS AND CONTINGENCIES**

***Legal contingencies***

From time to time, the Company may be a defendant in pending or threatened legal proceedings arising in the normal course of its business. Management is not aware of any pending, threatened or asserted claims.

**NOTE 6. STOCKHOLDER'S EQUITY**

HMN has 200 authorized common stock for issuance. On October 15, 2023, the founder of the company was issued 200 founding shares at par value per share of $0.01 for no consideration. During 2023 the only founder and shareholder of the Company contributed $80,750 in cash deposits and payments made on behalf of the Company and took capital distributions totaling $30,000. Common stock and additional paid in capital on December 31, 2023, was $2 and $50,748 respectively.

## NOTE 7. SUBSEQUENT EVENT

The Company has evaluated the financial statements for subsequent events through August 23, 2024, the date these financial statements were available to be issued.

On May 10, 2024, the Company completed a corporate restructuring arrangement pursuant to a share exchange agreement entered with HICH, Inc. (HICH) a related party. Pursuant to the share exchange agreement HICH acquired all 200 issued and outstanding common shares of HMN from its shareholder in exchange for 18,200,000 newly issued shares of HICH, which consist of:

i) 12,200,000 Class A common shares and

ii) 6,000,000 Class B common shares.

Therefore, on May 10, 2024, HMN became the wholly owned subsidiary of HICH and the former shareholders of HMN became the majority shareholders in HICH, obtaining control of HICH.

## NOTE 7. SUBSEQUENT EVENT (CONTINUED)

In 2024 the Company in consolidation with its a parent company HICH intend to file an initial offering statement on Form 1-A with the SEC with respect to an offering (the "Offering") of up to $75.0 million in proceeds from common share issuances, for an initial price of $10.00 per share.